July 3, 2006

THE DREYFUS/LAUREL FUNDS, INC. DREYFUS PREMIER BALANCED FUND

Supplement to Statement of Additional Information Dated March 1, 2006

     Effective on or about August 1, 2006, the following information supersedes and replaces any contrary information contained in the section in the Fund’s Statement of Additional Information entitled "Management Arrangements."

     Effective on or about August 1, 2006, Catherine A. Powers, Christopher M. Pellegrino, John B. Jares and Evan Rothschild will be portfolio managers for the Balanced Fund. Messrs. Jares and Rothschild are dual employees of Dreyfus and The Boston Company Asset Management, LLC, an affiliate of Dreyfus.

Additional Information about Portfolio Managers (Equity Portion of Balanced Fund). The following table lists the number and types of other accounts advised by the primary portfolio manager and assets under management in those accounts as of May 1, 2006:

None of the funds or accounts are subject to a performance-based advisory fee.

     The dollar range of Balanced Fund shares beneficially owned by the primary portfolio manager is as follows as of May 1, 2006:

Dollar Range of Portfolio
Portfolio Manager	Portfolio Name	Shares Beneficially Owned

John B. Jares	Balanced Fund	None